

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2012

Via E-mail
Thomas V. Geimer
Chief Executive Officer
Accelr8 Technology Corporation
7000 North Broadway, Building 3-307
Denver, Colorado 80221

>   **Re: Accelr8 Technology Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 30, 2012**
>   **File No. 1-31822**

Dear Mr. Geimer:

　　　We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Geoffrey Kruczek for
>
>   Amanda Ravitz
>   Assistant Director

cc (via e-mail): David Stefanski